SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, New York 10017-3954

July 26, 2013

VIA EDGAR TRANSMISSION

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	BRE Select Hotels Corp

Schedule TO-I filed July 15, 2013

File No. 005-87542

Dear Ms. Kim:

On behalf of BRE Select Hotels Holdings LP (“BRE Holdings”), we hereby submit the response of BRE Holdings to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 22, 2013 (the “Comment Letter”) relating to the above-referenced Schedule TO-I (the “Schedule TO”). We have revised the Schedule TO in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Schedule TO (“Amendment No. 1”).

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information below are based upon information provided to us by BRE Holdings and BRE Select Hotels Corp (the “Company”).

Schedule TO

Offer to Purchase

1.	We note that you are offering to purchase all of the outstanding Preferred Shares for cash. Please advise as to why you believe that Rule 13e-3 does not apply to this tender offer. Alternatively, please file a Schedule 13E-3 and revise to provide and disseminate all of the disclosure required by that Schedule with respect to each named filing person. Refer to Rule 13e-3(a)(3)(i)B) and (ii)(A).

We believe that Rule 13e-3 does not apply to the Offer because the Offer does not have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). Clause (B) of Rule 13e-3(a)(3)(ii) does not apply because the Preferred Shares are not listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association. Moreover, Clause (A) of Rule 13e-3(a)(3)(ii) does not apply because the Offer will not have the effect of “causing” any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 or suspension under Rule 12h-3 or Section 15(d).

As part of the consideration paid in connection with the acquisition of Apple REIT Six, Inc. by the Company on May 14, 2013, the Company issued Preferred Shares to former shareholders of Apple REIT Six, Inc. The issuance of the Preferred Shares was registered with the SEC on a registration statement on Form S-4 under the Securities Act, which was declared effective by the SEC on March 29, 2013. As a result of having an effective registration statement, the Company became subject to reporting obligations pursuant to Section 15(d) of the Exchange Act.

The Preferred Shares are held of record by fewer than 300 persons, as determined pursuant to Rule 12g5-1. Clause (A) of Rule 13e-3(a)(3)(ii) is thus inapplicable to the Offer because, prior to the Offer, the Company’s Preferred Shares were already held of record by fewer than 300 persons and the Preferred Shares are not registered under Section 12(g) of the Exchange Act. Accordingly, the completion of the Offer will not “cause” the Preferred Shares to become eligible for termination of registration or “cause” the reporting obligations with respect to the Preferred Shares to become eligible for termination or suspension (see Compliance and Disclosure Interpretations, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, Question 104.01 (January 26, 2009)).

2.	Please advise as to why the issuer, BRE Select Hotels Corp, should not be included as an offeror on the Schedule TO, or revise to add the issuer as a filer and include all of the information required by Schedule TO as to the issuer and any control persons.

In response to the Staff’s comment, the Schedule TO has been amended to include BRE Select Hotels Corp as a filer and to add related disclosure.

Tender of Preferred Shares; Acceptance for Payment …., page 14

3.	We note that the offeror reserves the right to transfer or assign the right to purchase securities in this offer. Please confirm your understanding that any entity to which the offeror assigns the right to purchase securities in this offer must be included as an additional offeror in this offer. Adding additional offerors may require you to disseminate additional offer materials and to extend the term of the offer.

In response to the Staff’s comment, BRE Holdings hereby confirms its understanding that any entity to which it assigns the right to purchase Preferred Shares in the Offer must be included as an additional offeror in the Offer, and that, to the extent BRE Holdings adds additional offerors, it may be required to disseminate additional offer materials and extend the term of the Offer.

Source and Amount of Funds, page 17

4.	We note that the offer will be funded by equity contributions to BRE Holdings by Blackstone Real Estate Partners VII L.P. and its affiliates. Please revise to further describe the equity contribution arrangements.

As described on page 17 of the Offer to Purchase, Blackstone Real Estate Partners VII L.P. and its affiliates will make equity contributions to BRE Holdings to fund the cash required to purchase the Preferred Shares sought in the Offer and pay the transaction expenses. As the owners of all the partnership interests of BRE Holdings, they will make their equity contributions in proportion to their respective ownership interests in BRE Holdings. After giving effect to these contributions, each will continue to hold the same percentage interest in BRE Holdings as it did prior to the contributions.

Exhibit (a)(1)(D)

5.	Please revise, in future filings, to omit the reference to Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the Private Securities Litigation Reform Act of 1995 or its safe harbor provision in any future press releases or other communications relating to this offer.

In response to the Staff’s comment, each of BRE Holdings and the Company hereby confirms that it will omit references to the Private Securities Litigation Reform Act of 1995 in future filings in connection with the Offer and refrain from making further references to the Private Securities Litigation Reform Act of 1995 or its safe harbor provision in any future press releases or other communications relating to the Offer.

The Staff’s attention to this filing is greatly appreciated. If you have any questions, please do not hesitate to call me at (212) 455-3765.

Very truly yours,

/s/ Brian M. Stadler

cc:	Brian Kim

Acknowledgement of BRE Holdings and the Company

Each of BRE Holdings and the Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, BRE Select Hotels Holdings LP

By:	Blackstone Real Associates VII L.P., its general partner

By:	BREA VII L.L.C.,
its general partner

By:	/s/ A.J. Agarwal
	Name:	A.J. Agarwal
	Title:	Senior Managing Director

BRE Select Hotels Corp

By:	/s/ A.J. Agarwal
	Name:	A.J. Agarwal
	Title:	President and Senior Managing Director